May 30, 2008

Mail Stop 3561

Mark Jensen, CEO
Northtech Industries, Inc.
11400 NE 132nd Street
Kirkland, WA 98034

> **Re:**   **Northtech Industries, Inc.**
> **Form 1-A, Amendment 2, filed April 30, 2008**
> **File No.: 24-10179**

Dear Mr. Jensen:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

Cover Page

1. Please update the table regarding state jurisdiction.

Risk Factors, page 11

2. Please revise the second risk factor on page 14, "We are largely reliant upon a single customer…," disclosure on pages 20 and 22, and where appropriate to clarify the percentage of your business that is generated through PCS Millwork.

We note the statement on page 50 that Millwork Pro received 100% of revenues from "one major customer." Please revise or advise.

Business and Properties, page 18

Item 3(e), page 23

3. We note your response to prior comment 21 of our letter dated October 12, 2007. Please revise to clarify the statement that you have no backlog of firm orders. We note the reference on page 39 to "advances on sales revenue" due to PCS Millwork, the balance of which was $245,292 as of December 31, 2007.

4. In this regard, please advise us what arrangement or contractual provision governs the advances on sales revenue from PCS Millwork. It is unclear how the provision for Millwork Pro's invoices to PCS Millwork in section 3 of the services agreement, or other provisions of the agreement, determine advancements to Millwork Pro, Inc.

Item 3(g), page 23

5. We reissue in its entirety comment number 23 of our letter dated October 12, 2007, which comment states:

> We note your response to comment 32 from our previous letter and we reissue our prior comment. Please disclose what properties the company leases, including the amount of payments, expiration dates and the terms of any renewal options as required by Item 3(g) of Offering Circular Model A. Also describe the facilities you use for your business.

Item 3(k), page 24

6. We note the statement that you have no acquisition targets or immediate expansion plans as of December of 2007. Please revise to update this statement and clarify the extent to which you have entered into negotiations, letters of intent, or identified targets.

Offering Price Factors, page 26

Item 7(a), page 26

7. We note your response to prior comment 26 of our letter dated October 12, 2007. Please disclose the price per share in this offering, $0.10 per share.

8. Please consider revising either the "Use of Proceeds" section or the "Capitalization" section to be consistent with respect to the percentages of the offering you include in your tables. We note that the "Use of Proceeds" section uses 100%, 75%, 50%, and 25% and the "Capitalization" section uses 100%, 50% and 10%.

Financial Statements

Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 49

9. Please disclose the specific criteria used to determine when a contract is substantially completed. Circumstances to be considered in determining when a project is substantially completed include, for example, delivery of the product, acceptance by the customer, departure from the site, and compliance with performance specifications. Refer to SOP 81-1, paragraph 52. In addition, revise your MD&A, as appropriate, to enhance an investor's understanding of your revenue recognition policies.

Note 5 – Exchange of Stock, page 52

10. We reviewed your response to our prior comment 42. Your response did not address our comment, thus the comment will be reissued. We note your disclosure on page 19 that in October 2006 Millwork Pro acquired the operations of a millwork installation division from PCS Millwork. PCS Millwork had been operating this division unprofitably for three years. Please revise to disclose the terms and conditions of this acquisition (i.e. Millwork Pro's acquisition of the millwork installation division from PCS Millwork) and the related predecessor operations of this division. Specifically disclose here and in Item 3(a) on page 19 (i) what was acquired (assets acquired and liabilities assumed), (ii) the consideration paid, (iii) the relationship between the entities (common ownership percentage and extent of common control, etc.) and (iv) how you accounted for the acquisition. Please revise MD&A, as necessary, to include a discussion of the operations of the millwork installation division prior to its acquisition by Millwork Pro. In conjunction with your response, please provide us with a courtesy copy of the agreement related to the Millwork Pro's acquisition of the millwork installation division from PCS Millwork.

Note 8 – Related Party Transactions, page 52

11. We reviewed your response to our prior comment 44. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please disclose, in detail, the advance arrangement with PCS Millwork, how you

accounted for this arrangement and how this arrangement is presented in your financial statements. We may have further comment upon reviewing your response.

Management's Discussion and Analysis, page 55

12. We reissue prior comment 46 of our letter dated October 12, 2007. We note your supplemental response to the comment, however, we have not located the expansion and clarification of the description of your business that you have referenced. Also, please reinsert in this section the information in the "Insurance Costs" paragraph of the prior filing, or advise.

13. We note your response to our prior comment 47. However, we note you continue to disclose under item 49 a gross margin of 16% for the last fiscal year and indicate anticipated gross margin of 25% for next year of operations. Based on the financial statements presented in your offering statement, please show us how you determined the gross margin of 16% for the year ended December 31, 2007.

Other Regulatory

14. The Consent of Independent Accountant is dated February 8, 2008. Whenever an extended period of time has elapsed since the previous consent date (an extended period of time is generally any period exceeding 30 days) a new consent is required. Please file an updated accountant's awareness letter with any amendment.

Exhibits

15. Please remove the last sentence of the second paragraph of Exhibit 11, the legality opinion, which sentence states:

> As to any facts material to our opinion, we have, when relevant facts were not independently established relied upon the Offering statement and the aforesaid records, certificates and documents.

16. Please refer to the second sentence of the fourth paragraph of the legality opinion. Counsel should either delete it, or, alternatively, date the opinion the date of each amendment of the offering statement. It states:

> We disclaim any obligation to update this letter for events occurring after the date of this letter, or as a result of knowledge acquired by us after that date, including changes in any of the statutory or decisional law after the date of this letter.

Closing Comments

        As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Gregg P. Barnard, Esq.
    By facsimile to: (775) 688-3088